UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GreenLight Biosciences Holdings, PBC
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
39536G 105
(CUSIP Number)

Nicholas J. Skizim
22 Crowley Ave, Dedham, MA 02026
713-201-2961

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 29, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all
exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent
amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise
subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

1

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
ABOVE PERSONS (ENTITIES ONLY)

Nicholas J. Skizim

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see
instructions)
(a) ☐ (b) ☒

3

SEC USE ONLY

4

SOURCE OF FUNDS* (see instructions)
 PF

5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e) ☐

Not Applicable

6

CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:

7

SOLE VOTING POWER
 26,965

8

SHARED VOTING POWER
 0

9

SOLE DISPOSITIVE POWER
 26,965

10

SHARED DISPOSITIVE POWER
 0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 26,965

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* (see instructions)

☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 0.02% (1)

14

TYPE OF REPORTING PERSON* (see instructions)
 IN

(1)
 Calculated based on the 151,681,314 shares of the Common
Stock, par value $0.0001 per share (the "Common Stock") of
GreenLight Biosciences Holdings, PBC (the "Issuer" or the
"Company") outstanding as of May 8, 2023, as reported in the
Issuer's Quarterly Report on Form 10-Q, filed with the
Securities and Exchange Commission on May 11, 2023 (the "Form
10-Q").

Item 1. Security and Issuer
This statement on Schedule 13D relates to the Reporting Persons'
(as defined in Item 2 below) beneficial ownership interest in the common stock, par value $0.0001 per share (the "Common
Stock"), of GreenLight Biosciences Holdings, PBC, a Delaware
corporation (the "Issuer" or the "Company"). The address of the principal executive office of the Issuer is 29 Hartwell Avenue,
Lexington, MA 02421. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 2. Identity and Background.
This Schedule 13D is being filed by Nicholas J. Skizim (referred to herein as the "Reporting Person"), with respect to Common
Stock beneficially owned by Reporting Person.  Reporting Person is Senior Director of Analytical Sciences at GreenLight
Biosciences, Inc. Reporting Person is a citizen of the USA.
The principal business address of the Reporting Person is 22
Crowley Ave, Dedham, MA 0202.
During the last five years, the Reporting Person has not been convicted in a criminal proceeding of the type specified in Item
2(d) of Schedule 13D.
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any
violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The description of the Merger Agreement (as defined below) and the Contribution and Exchange Agreements (as defined below)
included below in response to Item 4 are incorporated by
reference in this Item 3.
Item 4. Purpose of Transaction.
The Reporting Person's response to Item 3 is incorporated by reference into this Item 4
Merger Agreement
 On May 29, 2023, the Issuer entered into that certain
Agreement and Plan of Merger (the "Merger Agreement") with SW
ParentCo, Inc., a Delaware corporation ("Parent") and wholly-
owned subsidiary of Fall Line Endurance Fund, LP, and SW
MergerCo, Inc., a Delaware corporation and a wholly owned
subsidiary of Parent ("Merger Sub"). Pursuant to the Merger
Agreement, and subject to the terms and conditions thereof, (a)
Merger Sub will commence a tender offer (the "Offer") to
purchase any and all of the outstanding shares of Common Stock, other than shares of Common Stock held by the certain
stockholders of the Company that have entered into the
Contribution and Exchange Agreements whereby they have agreed to contribute to Parent their shares of Common Stock (such shares of Common Stock, collectively, the "Rollover Shares", and such shareholders of the Company holding Rollover Shares,
collectively, the "Rollover Stockholders", each a "Rollover
Stockholder") and the shares of Common Stock held by Parent and
Merger Sub and certain other shares specified in the Merger
Agreement (together with the Rollover Shares, the "Excluded
Shares"), at a purchase price of US$0.30 per share of Common
Stock (the "Offer Price"), (b) immediately following the
consummation of the Offer, each of the Rollover Stockholders will contribute their Rollover Shares to Parent (the "Rollover")
and (c) as soon as practicable following the consummation of the
Merger, but following the consummation of the Rollover, Merger
Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Surviving
Corporation") and becoming a wholly owned subsidiary of Parent
(the "Merger").
      Under the terms of the Merger Agreement, at the effective
time of the Merger (the "Effective Time"), each share of Common
Stock issued and outstanding immediately prior to the Effective
Time, other than the Excluded Shares, will be cancelled and
converted into the right to receive the Offer Price in cash per share without interest and net of any applicable withholding taxes. The Excluded Shares will be automatically cancelled and cease to exist, without payment of any consideration or
distribution therefor.
      Immediately prior to the Effective Time, each option to
purchase shares of Common Stock (each, a "Company Option"),
whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time and has a per share
exercise price less than the Offer Price (an "In-The-Money
Option") shall be cancelled in exchange for an amount in cash equal to the number of shares of Company Common Stock subject to such Company Option multiplied by the amount by which (x) the
Offer Price exceeds (y) the per share exercise price for such an
In-the-Money Option (the "Company Option Cash Out Amount"). Each
Company option that is not an In-The-Money Option shall be
cancelled at the effective time without payment. Each
outstanding restricted stock unit award subject to time-based or other vesting restrictions (each, a "Company RSU Award")
immediately prior to the Effective Time, shall, to the extent not vested, become fully vested and then (ii) each such Company
RSU Award shall be automatically canceled in consideration for the right to receive a lump sum cash payment equal to the
product of (x) the Offer Price and (y) the number of shares of
Common Stock represented by such Company RSU Award (the "Company
RSU Cash Out Amount"). Payment of the Company Option Cash Out
Amount and the Company RSU Cash Out Amount shall be made no
later than thirty (30) business days following the Closing,
subject to any applicable withholding taxes.
      In addition, the Company shall promptly take all necessary actions to ensure that no offering or purchase period commences under the Company's 2022 Employee Stock Purchase Plan (the
"Company ESPP") and that no shares of capital stock of the
Company are issued under the Company ESPP. Prior to the
Effective Time, the Company shall take all necessary actions to terminate the Company ESPP.
      At the Effective Time, each outstanding warrant to purchase shares of Common Stock pursuant to the Warrant Agreement, dated
January 13, 2021, by and between Environmental Impact
Acquisition Corp. and Continental Stock Transfer & Trust Company
(the "Warrant Agreement") will, in accordance with its terms, automatically and without any required action on the part of the holder thereof, become a warrant exercisable for the Offer Price that such holder would have received if such warrant had been exercised immediately prior to the Effective Time; provided that if a holder of such warrant properly exercises such warrant
within thirty (30) days following the public disclosure of the consummation of the Merger, the holder of such warrant will be entitled to the Black-Scholes Warrant Value (as defined in the
Warrant Agreement) with respect to such warrant, which would have been equal to approximately $0.00065873 per warrant as of the close of trading on May 26, 2023.
      The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to
customary covenants, including, among others, covenants relating to (i) the conduct of business of the Company during the interim period between the execution of the Merger Agreement and the
Effective Time (including prohibition on certain actions, such as amendment to organizational documents, payment of dividends or distributions, incurrence of certain capital expenditures, entry into a new line of business, and incurrence of certain indebtedness, among others) and (ii) the obligation to use
commercially reasonable efforts to obtain consents, approvals, registrations, waivers, permits, orders or other authorizations from, and making any filings and notifications with, any
governmental authority or third party necessary, property or advisable under applicable law to consummation the Offer and the
Merger.
      The Offer will initially remain open for 20 business days
(as calculated in accordance with Rule 14d-1(g)(3) under the
Securities Exchange Act of 1934, as amended) from (and
including) the date of commencement of the Offer. If at the
scheduled expiration time of the Offer, any condition to the
Offer (other than any conditions that by their nature are to be satisfied at the expiration of the Offer, but subject to such conditions remaining capable of being satisfied) has not been satisfied and has not been waived by Parent or Merger Sub (to the extent waivable), Merger Sub may, in its discretion, and
Parent may cause Merger Sub to, extend the Offer in accordance with the terms of the Merger Agreement to permit the
satisfaction of all Offer conditions. The obligation of Merger
Sub to consummate the Offer is subject to the satisfaction or waiver of conditions, including, among others, there being a number of shares of Company Common Stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer
(but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been "received" by the
"depository," as such terms are defined in section 251(h)(6) of the Delaware General Corporate Law (the "DGCL")), together with any shares of Company Common Stock otherwise owned by Merger Sub or its "affiliates" (as defined in section 251(h)(6) of the
DGCL) that do not represent at least (a) a majority of the
outstanding Company Common Stock, not otherwise owned by Merger
Sub, its "affiliates" (as defined in section 251(h)(6) of the
DGCL) or the Rollover Stockholders, (as defined below) and (b)
the number of the shares of Company Common Stock outstanding immediately following the consummation of the Offer that,
together with the shares of Company Common Stock owned by Merger
Sub, its "affiliates" (as defined in section 251(h)(6) of the
DGCL) and the Rollover Stockholders, equals at least such
percentage of the shares of Company Common Stock, and of each class or series thereof, that would be required to adopt the
Merger Agreement under the DGCL and the Company's organizational documents.
      The Merger Agreement provides for a 30-day "go-shop" period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. (New York City time) on June 28, 2023, during which period the Company and its representatives are permitted to actively initiate, solicit, knowingly facilitate or encourage alternative acquisition proposals from third parties and to
provide information to, and participate in discussions and
engage in negotiations with, third parties regarding any
alternative acquisition proposals. After such 30-day go-shop period and subject to certain exceptions, the Company will be subject to a customary "no-shop" provision whereby it is
prohibited from (i) entering into solicitations, discussions or negotiations concerning, or providing confidential information in connection with, any alternative transaction and (ii)
withholding, withdrawing, qualifying, amending or modifying the
Company Recommendation in a manner adverse to Parent.
      The "no shop" provision allows the Company, under certain
circumstances and in compliance with certain obligations set forth in the Merger Agreement, to provide non-public information and engage in discussions and negotiations with respect to an unsolicited acquisition proposal that constitutes or is
reasonably expected to lead to an alternative transaction that the Board (as defined below) (or an authorized committee
thereof, including the Special Committee (as defined below))
determines would be more favorable, from a financial point of view, to the Company's stockholders than the Merger and in the best interests of those materially affected by the Company's conduct (a "Superior Proposal").
      Under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, the Company is permitted to terminate the Merger Agreement prior to the
Acceptance Time (as defined in the Merger Agreement) to accept a
Superior Proposal, subject to the payment of an expense
reimbursement. The Company is also required to pay an expense reimbursement (A) if Parent terminates because (i) the board of directors of the Company (the "Board"), acting on the
recommendation of the Special Committee of the Board (the
"Special Committee"), shall have effected an Adverse
Recommendation Change (as defined in the Merger Agreement);
provided, that Parent must provide notice of termination within five (5) business days of the Adverse Recommendation Change,
(ii) the Company materially breaches Section 5.3 of the Merger
Agreement, (iii) the
      Company fails to recommend against a competing tender or
exchange offer within ten (10) business days thereof, (iv) the
Company fails to publicly affirm the Company Recommendation in favor of the Offer within ten (10) business days of a request from Parent (when permitted to make such a request under the
Merger Agreement), or (v) the Acceptance Time has not occurred by February 29, 2024 (or as extended in accordance with the
Merger Agreement) if as of such time Parent could have
terminated the Merger Agreement pursuant to any of clauses (i)
through (iv) immediately above or (B) if, following the date of the Merger Agreement, (i) an alternative acquisition proposal is publicly announced and has not been withdrawn prior to
termination of the Merger Agreement, (ii) (x) Parent terminates the Merger Agreement because the Company breaches any of its representations or warranties, or fails to perform any of its covenants or agreements contained in the Merger Agreement, in any such case, which gives rise to the failure of certain offer conditions in the Merger Agreement (and such breach is not cured within 20 business days thereof or is not capable of being
cured), or (y) either party terminates the Merger Agreement
because the Offer has expired as a result of the non-
satisfaction of one or more offer conditions or has been
terminated or withdrawn and (iii) within 12 months after
termination, the Company consummates any alternative transaction or enters into a definitive agreement providing for an
alternative transaction. In no event would the Company be
required to pay an expense reimbursement fee on more than one occasion. The Company's expense reimbursement obligation cannot exceed $1,575,000.
      If the Acceptance Time occurs, the Company must reimburse
Parent for all of its fees and expenses relating to the Merger
Agreement, the transactions contemplated by a Note Purchase
Agreement by and among Parent and the investors named therein, the Contribution and Exchange Agreements and the transactions contemplated thereby, including the Offer and the Merger,
without any cap.
      If the Merger is effected, the Issuer's Common Stock will
be delisted from the NASDAQ Capital Market and the Issuer's
obligation to file periodic reports under the Act will
terminate, and the Issuer will be privately held.
Contribution and Exchange Agreement
      In connection with the transactions contemplated by the
Merger Agreement, Parent entered into with each of the Rollover
Stockholders, a Contribution and Exchange Agreement
(collectively, the "Contribution and Exchange Agreements")
pursuant to which the Rollover Stockholders agreed to contribute an aggregate 120,521,038 Rollover Shares to Parent, in exchange for shares of Series A-2 Preferred Stock, par value $0.001 per share, of Parent. Such Rollover Shares constitute approximately
79.46% of the total issued and outstanding shares of Company
Common Stock as of the date hereof. The Contribution and
Exchange Agreements will terminate upon the first to occur of the consummation of the Merger, the date and time that the
Merger Agreement is terminated in accordance with its terms and the date and time that the Board or the Special Committee make an Adverse Recommendation Change in accordance with the Merger
Agreement.
      The foregoing descriptions of the Merger Agreement and the
Contribution and Exchange Agreements and the transactions
contemplated thereby do not purport to be complete and are
qualified in their entirety by reference to the full text of the
Merger Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13D, and of the Contribution and Exchange
Agreement, a copy of which is filed as Exhibit 99.2 to this
Schedule 13D, each of which is incorporated by reference into this Item 4. The Merger Agreement and the Contribution and
Exchange Agreements are incorporated herein by reference to
provide investors and security holders with information
regarding its terms. It is not intended to provide any other factual or financial information about the Issuer, Parent, or any of their respective subsidiaries or affiliates. The
representations, warranties and covenants contained in the
Merger Agreement and the Contribution and Exchange Agreements
were made only for purposes of that agreement, as applicable, and as of specific dates; were solely for the benefit of the other parties thereto; may be subject to limitations agreed upon by the parties, including being qualified by confidential
disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing those
matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the
representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Issuer, Parent, Merger Sub or any of their
respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of such agreements,
which subsequent information may or may not be fully reflected in public disclosures by the Issuer or Parent. Neither Merger
Agreement nor the Contribution and Exchange Agreements should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the
transactions contemplated thereby that will be contained in, or incorporated by reference into, the tender offer statement on
Schedule TO and Schedule 13E-3 and the
Solicitation/Recommendation Statement on Schedule 14D-9, as well as in the other filings that each of the Issuer, Parent and
Merger Sub make with the SEC.
III.  Item 5. Interest in Securities of the Issuer.
As a result of the Reporting Person's actions in respect of the
Contribution and Exchange Agreement, the Reporting Person may be
deemed to be member of a "group" within the meaning of Section
13(d)(3) of the Exchange Act. Such "group" may constitute the following individuals:
Name
Number of
Shares
%
Ownership(1)
S2G Ventures Fund I, LP
2,087,043
1.38%
S2G Ventures Fund II, LP
8,582,284
5.66%
S2G Builders Food & Agriculture Fund
III, LP
11,551,245
7.62%
Builders GRNA Holdings, LLC
127,551
0.08%
Morningside Venture Investments Ltd.
15,919,155
10.50%
MVIL, LLC (morningside)
1,000,000
0.66%
Fall Line Endurance Fund, LP
11,452,834
7.55%
Kodiak Venture Partners III, L.P
9,573,157
6.31%
Kodiak III Entrepreneurs Fund, L.P.
236,741
0.16%
Continental Grain Company
2,387,044
1.57%
Conti Greenlight Investors, LP
4,102,198
2.70%
MLS Capital Fund II, L.P.
5,818,575
3.84%
Cormorant Global Heathcare Master
Fund, LP
4,751,020
3.13%
Cormorant Private Healthcare Fund II,
LP
4,437,639
2.93%
Neglected Climate Opportunities, LLC
4,041,280
2.66%
Rivas Ventures LLC
3,515,333
2.32%
Prelude Ventures LC
3,189,151
2.10%
CG Investments Inc. VI
1,552,500
1.02%
Lewis & Clark Plant Sciences Fund I,
LP
1,816,746
1.20%
Lewis & Clark Ventures I, LP
557,632
0.37%
Insud Pharma, S.L.
2,551,020
1.68%
Xeraya Cove Ltd.
1,734,277
1.14%
The Board of Trustees of the LeLand
Stanford Junior University
1,687,374
1.11%
Alexandria Venture Investments, LLC
1,609,909
1.06%
Boscolo Intervest Limited
1,520,408
1.00%
Macro Continental, Inc.
1,416,895
0.93%
Malacca Jitra PTE Inc.
1,368,301
0.90%
Cummings Foundation, Inc.
1,275,510
0.84%
Grupo Ferrer Internacional, S.A.
1,094,248
0.72%
Sage Hill Investors
1,000,000
0.66%
Serum Institute
1,000,000
0.66%
Tao Invest III LLC
834,817
0.55%
Tao Invest V
1,836,847
1.21%
Series GreenLight 2, a separate
series of BlueIO Growth LLC
569,423
0.38%
Series Greenlight, a separate series
of BlueIO Growth LLC
500,890
0.33%
New Stuff LLC
500,000
0.33%
New Stuff Deux LLC
306,112
0.20%
Lupa Investment Holdings, LP
367,369
0.24%
RPB Ventures, LLC
300,000
0.20%
Velocity Financial Group
292,186
0.19%
David Brewster
172,500
0.11%
Rosemary Sagar (BlueIO investor)
208,704
0.14%
Michael Ruettgers Revocable Trust as
amended and restated
206,629
0.14%
Furneaux Capital Holdco, LLC
188,134
0.12%
Deval Patrick
172,500
0.11%
Samambaia Investments Limited
159,493
0.11%
Carole S. Furneaux
150,000
0.10%
Alfa Holdings, Inc.
100,000
0.07%
Ricardo Sagrera
93,860
0.06%
Michael Steinberg
91,842
0.06%
Rodrigo Aguilar
85,330
0.06%
Roger Richard
69,888
0.05%
Matthew Walker
63,775
0.04%
Dennis Clarke
25,510
0.02%
Eric Anderson
25,510
0.02%
Karthikeyan Ramachandriya
47,000
0.03%
Marta Ortega-Valle
29,798
0.02%
Himanshu Dhamankar
27,255
0.02%
Sweta Gupta
2,329
0.00%
Jason Gillian
28,732
0.02%
Ifeyinwa Iwuchukwu
14,886
0.01%
Nicholas Skizim
26,965
0.02%
Lorenzo Aulisa
2,697
0.00%
Caitlin Macadino
28,821
0.02%
Riverroad Capital Partners
12,010
0.01%
Anna Senczuk
9,984
0.01%
Steve Naugler
8,157
0.01%
Maria Lurantos
4,015
0.00%
TOTAL
120,521,038
79.46%
(1) The ownership percentage below is based on the
151,681,314 shares of Common Stock outstanding as of May 8,
2023, as reported in the Issuer's Quarterly Report on Form
10-Q.
As a result, the group may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the "group". As such, the group may be deemed to beneficially own in the aggregate 120,521,038 shares of Common Stock.  The above Common Stock does not include any Common Stock which may be beneficially owned by any of the other parties to the Merger
Documents not listed above. The individuals and/or entities
listed in the table in this Item 5 other than the Reporting
Person herein have been notified that such individuals and/or entities may beneficially own certain Common Stock and need to file separate beneficial ownership reports with the SEC related thereto. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any of the Common Stock beneficially owned in the aggregate by other members of the "group" and their respective affiliates for
purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
The information disclosed under Item 4 above is hereby
incorporated by reference into this Item 5.
Item 6. Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.
Item 4 above summarizes certain provisions of the Merger
Agreement and the Contribution and Exchange Agreements and is
incorporated herein by reference. A copy of each of the Merger
Agreement and the Contribution and Exchange Agreements is
attached as an exhibit to this Schedule 13D and each is
incorporated herein by reference.
Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships
(legal or otherwise) with any person with respect to any
securities of the Issuer, including but not limited to any
contracts, arrangements, understandings or relationships
concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or
calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1:

Agreement and Plan of Merger, dated May 29, 2023,
by and among Issuer, Parent and Merger Sub

Exhibit 99.2

Form of Contribution and Exchange Agreement, dated
May 29, 2023, by and among each of the Rollover
Stockholders and Parent

 Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K.
The Company agrees to furnish supplementally a copy of any
omitted schedule to the SEC upon request; provided, however, that the Company may request confidential treatment pursuant to
Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

SIGNATURE
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
Date: June 6, 2023
/s/ Nicholas J. Skizim

By: Nicholas J. Skizim
Its: INDIVIDUAL